May 1, 2012

Sonny Oh Staff Attorney Securities and Exchange Commission Division of Investment Management Office of Insurance Products 100 F Street, N.E. Washington, D.C. 20549	VIA EDGAR

Re:	Post-Effective Amendment Filing Pursuant to Rule 485(b)
Securian Funds Trust
File Numbers: 002-96990 and 811-04279

Dear Mr. Oh:

The accompanying post-effective amendment to the Registration Statement on Form N-1A for Securian Funds Trust (“Securian Trust”) is being filed electronically with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(b) under the Securities Act of 1933 (the “Securities Act”), to go effective immediately upon filing (May 1, 2012).

Pursuant to a Reorganization Agreement approved at a special meeting of shareholders of Advantus Series Fund, Inc. (the “Series Fund”), each series of the Series Fund is being reorganized into a corresponding new series of Securian Trust. The closing of the Reorganization of the Series Fund and Securian Trust will occur today, May 1, 2012. In connection with the implementation of the Reorganization Agreement, Securian Trust is adopting, pursuant to Rule 414 under the Securities Act, the registration statement of the Series Fund.

The Series Fund currently has on file with the Commission a “narrative-only” post-effective amendment filed pursuant to Rule 485(a) on February 28, 2012, which has not yet been declared effective. That post-effective amendment reflected changes to be made in connection with the closing of the Reorganization. The accompanying post-effective amendment for Securian Trust contains on the facing page the “adopting language” required by Rule 414, updated exhibits and financial data, and the updated indemnification and related sections of the Registration Statement.

Comments on the post-effective amendment previously filed by the Series Fund were received on April 12, 2012 by telephone from Mr. Sonny Oh, Staff Attorney, with the Commission’s staff. The response to each of Mr. Oh’s comments is as follows (reference to page numbers in Mr. Oh’s comments relate to the black-lined courtesy copy of the prospectus and statement of additional information provided to Mr. Oh subsequent to the filing of the previous post-effective amendment):

Securities and Exchange Commission

May 1, 2012

General Comments

1.	If the Fund intends to make use of a summary prospectus, please confirm in the Fund’s response letter that the Fund’s summary prospectus will include the legend required by Rule 498(b)(1)(v).

Response: Securian Trust intends to make use of a summary prospectus for each Fund, and hereby confirms that each summary prospectus will include the legend required by Rule 498(b)(1)(b).

2.	Please confirm to the staff that the Fund will submit to the SEC and will post on its website the interactive data file required by General Instruction C(3)(g) to Form N-1A.

Response: Securian Trust will submit to the SEC and will post on its website the interactive data file required by General Instruction C(3)(g) to Form N-1A.

3.	On the facing sheet of the registration statement, please include the captions “approximate date of proposed public offering” and “title of securities being registered” required by Form N-1A.

Response: The required captions have been included on the facing sheet of the Registration Statement.

Prospectus

4.

a)      In connection with the fee and expense table included in the prospectus summary for each of the Funds, include the following additional sentence at the end of the preamble to the table: “If these charges were included, the expenses shown in the table below would be higher.”

Response: The requested sentence has been included in the preamble to the fee and expense table for each of the Funds.

b)      The staff notes that the fee and expense tables for the Bond, Index 400 Mid-Cap, Money Market and Mortgage Securities Funds include a line item for “acquired fund fees and expenses.” Please include in the discussion of principal strategies and principal risks a discussion of issues relating to the acquisition of other funds.

Securities and Exchange Commission

May 1, 2012

         Response: With the exception of the Money Market Fund, none of the Funds invest in shares of other investment companies as a principal investment strategy. For the Non-Money Market Funds, these are limited investments in other money market funds made solely for cash management purposes. The Money Market Fund makes greater use of such investments, and we have therefore included a discussion of investments in other investment companies as a principal investment strategy and have also included a risk disclosure related to such investments.

5.	a) The discussions of principal investment strategies included in the summary portion of the prospectus should be consistent with the Item 9(b) discussion of principal investment strategies.

Example 1

         The Item 9(b) disclosures for both the Bond and the Mortgage Securities Funds include a discussion of investments in illiquid securities as a principal investment strategy that is not covered in the summary. In addition, the Item 9(b) discussion for the Bond Portfolio includes a reference to investments in puts and calls as a principal investment strategy (page 36 of the black-lined prospectus). Include a discussion of illiquid securities and put and call options in the relevant summaries and also include a discussion of the principal risks associated with these strategies in both the summary and the Item 9(b) disclosure. Also, expand the discussion of puts and calls on page 36.

Example 2

         For the Index 400 Mid-Cap Fund, the discussion of principal investment strategies on page 37 includes references to investments in futures contracts and shares of other investment companies that are not included in the summary. Please include a discussion of these strategies in the summary and cover the related risks.

         Response: The reference to investment in puts and calls as a principal investment strategy for the Bond Fund was an error and has been deleted. The Bond and Mortgage Securities Funds do not invest in illiquid securities as a principal investment strategy, but as a principal investment strategy they do invest in restricted securities which have been deemed liquid by their investment adviser pursuant to liquidity guidelines approved by the Board of Trustees. We have therefore included a discussion of investments in restricted securities as a principal investment strategy in both the Summary and in the Item 9(b) discussion, and have also included a new principal risk disclosure relating to investments in restricted securities. References to illiquid securities have been moved to the discussion of non-principal investment strategies and risks. Similar changes were also made for the Money Market Fund.

Securities and Exchange Commission

May 1, 2012

b)      In the summary of principal investment strategies for the Index 400 Mid-Cap Fund on page 7, clarify how the Fund satisfies its obligations under Rule 35d-1. For example, clarify that the S&P 400 consists of mid-cap companies.

Response: We have included language clarifying that the S&P 400 consists of mid-cap companies.

c) In the Item 9(b) discussions of principal investment strategies for each Fund, clarify whether the strategies included under the caption “Other Investment Strategies” are principal strategies.

Response: We have clarified that the strategies included under the caption “Other Investment Strategies” are not principal strategies.

d)      With respect to descriptions of strategies and risks related to the use of derivatives, be certain that these descriptions are specific to what each Fund actually does. Generic language is not acceptable. In this regard, see the letter from Barry Miller of the SEC staff to the ICI dated July 30, 2010.

         Response: We have reviewed the Barry Miller letter in connection with the descriptions of strategies and risks related to the use of derivatives. Where appropriate, we have clarified the specific derivative instruments being used.

6.	a) Make sure that the summary of principal risks corresponds to the summary of principal strategies.

Example 1

         The summary of principal risks for both the Bond and Mortgage Securities Funds addresses “debt” instruments, but fails to address risks specific to different types of instruments, such as asset-backed securities, mortgage-backed securities, CMOs and stripped mortgage-backed securities.

Example 2

         In connection with the Real Estate Securities Fund, neither the summary discussion of principal risks or the Item 9(c) discussion of principal risks includes disclosures relating to REOCs. Please include appropriate risk disclosures about REOCs in both places.

Securities and Exchange Commission

May 1, 2012

         Response: With respect to the summary of principal risks for the Bond and Mortgage Securities Funds, we have determined that certain securities identified in the principal investment strategies discussion do not in fact constitute a principal investment strategy and we have therefore removed them. As a result, the summary of principal risks corresponds to the specific instruments identified as principal investment strategies. With respect to the Real Estate Securities Fund, we have included risk disclosures about REOCs in both the summary risk discussion and the Item 9(c) discussion of principal risks.

b)      Please reconcile the discussion of principal risks for the Index 400 Mid-Cap Fund and the Index 500 Fund. For example, the summary of principal risks for the Index 400 Mid-Cap Fund includes “Portfolio Risk” that the principal risk summary for the Index 500 Fund does not.

Response: We have added Portfolio Risk to the principal risk summary for the Index 500 Fund.

c)      In connection with the International Bond Fund, the discussion of principal investment strategies on page 40 of the prospectus includes a discussion of currency forward contracts, futures contracts, and swap agreements. Please include in the discussion of principal risks disclosures relating to these instruments.

         Response: The International Bond Fund is sub-advised by Franklin Advisers, Inc., and is managed in a manner identical to that of a similar fund also managed by Franklin Advisers, Inc. (the Templeton Global Bond Fund). Disclosures relating to the International Bond Fund are therefore identical to the disclosures used in connection with the Templeton Global Bond Fund. For that reason, we have determined to retain the existing disclosure language without change. We note, however, that discussions of currency forward contracts, futures contracts and swap agreements are in fact included in the Fund’s Item 9(c) discussions of principal risks under the headings “Foreign Securities Risk—Currency Management Strategies” and “Derivatives Risk.”

d) For each of the Funds’ Item 9(c) disclosures, clarify whether the risks identified under the caption “Other Risks” are principal risks.

Response: We have clarified that the risks identified under the caption “Other Risks” are not principal risks.

7.	In the discussion of financial intermediary compensation on page 33, please include references to broker-dealers in the discussion of conflicts that may result from such payments.

Securities and Exchange Commission

May 1, 2012

Response: The discussion of financial intermediary compensation has been clarified to include broker-dealers in the discussion of conflicts that may result from such payments.

8.	In the table of portfolio managers on page 59, please include the appropriate dates in the business experience column.

Response: For each individual, the business experience currently reflected in the table is the only business experience during the last five years. For that reason, no dates have been added to the table.

9.	In the second paragraph beneath the caption “determination of net asset value” on page 61, in the third to last sentence that begins “Despite best efforts…,” replace the phrase at the end of such sentence which currently reads “if it had sold the investment” with the phrase “based on market quotations.”

Response: We have changed the language as requested.

10.	In the discussion of distributions and taxes on page 64 of the prospectus and on page 79 of the SAI:

a) Make sure to disclose the policies regarding dividends and distributions; in particular, state, if true, that the Funds do not intend to make dividend distributions

b)      On page 64 of the prospectus state whether, if the Money Market Fund elects to be taxed as a partnership, it will continue to maintain a stable $1 NAV and whether it will continue to make distributions in order to maintain the $1 NAV

c)      On page 79 of the SAI, state that neither a variable contract owner nor the tax treatment of a variable contract will be affected by a Fund’s election to be treated as a partnership for tax purposes.

Response: In the discussion of distributions in the prospectus and the discussion of taxes in the Statement of Additional Information, we have clarified that Funds other than Advantus Money Market Fund do not intend to make distributions of taxable income. We have also clarified that Advantus Money Market Fund will make such distributions of taxable income as are necessary to maintain a one dollar ($1.00) net asset value per share. We have also clarified in the discussion of taxes in the Statement of Additional Information that a Fund’s election to be treated as a partnership is not expected to result in any material adverse federal income tax consequences to any owner of a variable annuity contract or variable life insurance policy, or in the tax treatment of any such contract or policy.

Securities and Exchange Commission

May 1, 2012

11.	On the back cover of the prospectus and the first page of the SAI, the web address should take an investor directly to the page on the website that lists all of the referenced documents, rather than just to the home page of the website.

Response: The web address used on the back cover of the prospectus and the first page of the Statement of Additional Information will take an investor directly to the page on the website that lists all of the referenced documents, rather than just to the home page.

Statement of Additional Information

12.	In the table of trustees and officers that begins on page 46 of the SAI, insert each individual’s actual age rather than their year of birth, as required by Item 17 of Form N-1A.

Response: We have included each individual’s actual age rather than the year of birth.

13.	On page 53 of the SAI, please include the dollar amount of fees paid to Franklin Advisers for each of the last three fiscal years, as required by Item 19(a)(3) of Form N-1A.

Response: We have included the dollar amount of fees paid to Franklin Advisers for each of the last three fiscal years.

14.	In the discussion of disclosure of Fund holdings that begins on page 57, disclose for all affiliated and non-affiliated entities that receive non-public information whether they have a duty of confidentiality or a duty not to trade on that information. In addition, if one or both of these duties is not imposed please provide an explanation to the staff as to why.

Response: We have added additional disclosures clarifying where a duty of confidentiality and a duty not to trade is applicable and where it is not. Generally, these duties are not imposed in situations where the disclosure of portfolio holdings information is limited and therefore unlikely to have an adverse effect on Securian Trust. This includes such situations as disclosure of information included in composite statistical data for all accounts managed by Securian Trust’s investment advisor, including composite “top-ten holdings” or composite “top-ten holdings percentages,” aggregate position sizes, aggregate composite characteristics, and information that does not identify a specific investment portfolio.

Part C

15.	With respect to the Exhibit Index, reflect in it only those exhibits that are specifically included with the current filing. All exhibits, including those incorporated by reference, should be included under Item 28.

Securities and Exchange Commission

May 1, 2012

Response: We have revised the Exhibit Index in accordance with the comment.

16.	Please include the appropriate Tandy representations in the response letter accompanying the next post-effective amendment.

Response: The appropriate Tandy representations are included below.

As noted above, the accompanying post-effective amendment also reflects the updating of financial data contained in the Registration Statement and miscellaneous other non-material changes deemed appropriate by Securian Trust.

The accompanying post-effective amendment is being filed pursuant to paragraph (b) of Rule 485, and Securian Trust has certified that its amendment meets all of the requirements for effectiveness pursuant to that paragraph. In addition, and pursuant to paragraph (b)(4) of Rule 485, I hereby represent, as counsel responsible for preparation of the post-effective amendment, that, apart from changes made in response to staff comments described above, the amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

In connection with the receipt of comments from the staff of the Commission with respect to the above-referenced filing, Securian Trust hereby acknowledges that:

1.	Securian Trust is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3.	Securian Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions regarding this filing may be directed to the undersigned at (651) 665-4872.

Sincerely,

/s/ Eric J. Bentley

Eric J. Bentley

Second Vice President, Law

EJB:tmy

cc: Michael J. Radmer, Esq., Dorsey & Whitney LLP